Exhibit 12

                     GE GLOBAL INSURANCE HOLDING CORPORATION
                          AND CONSOLIDATED SUBSIDIARIES

                Computation of Ratio of Earnings to Fixed Charges

                         Six Months Ended June 30, 2003
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
                                   (Unaudited)

(Dollars in millions)

Earnings:
   Earnings before income taxes                                                    $ 362
   Fixed charges:
     Minority interest in net earnings of                                             44
         consolidated subsidiaries (1)
     Interest expense (2)                                                             66
                                                                           -----------------
                                                                                   $ 472
                                                                           =================

Fixed charges:
     Minority interest in net earnings of                                          $  63
         consolidated subsidiaries (3)
   Interest expense (2)                                                               66
                                                                           -----------------
                                                                                   $ 129
                                                                           =================

Ratio of earnings to fixed charges                                                  3.66
                                                                           =================

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(1) Minority  interest in net  earnings of  consolidated  subsidiaries  includes earnings from purchased affiliates and dividends on subsidiary's preferred stock.

(2) Interest expense includes an amount for one-third of the rental expense, which we believe is a reasonable approximation of the interest factor for such rentals.

(3) The fixed charges amount for minority interest in net earnings of consolidated subsidiaries represents the pre-tax earnings amount which would be required to cover such fixed charges as calculated below:

                      Earnings From Purchased Affiliates or
                Subsidiary's Preferred Stock Dividend Requirement
                -------------------------------------------------
                             100% - Income Tax Rate

The income tax rate is based on the relationship of the provision for income taxes to earnings before income taxes for the respective period.



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